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PROCESSED
JUL 24 2008
THOMSON REUTERS

SECURI 08032138 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 (MM/DD/YY) AND ENDING 04/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOCKTON FINANCIAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
JUL 16 2008
Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47TH ST, SUITE 900
(No. and Street)

KANSAS CITY (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT, SUITE 1000 (Address) KANSAS CITY (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7-22

OATH OR AFFIRMATION

I, Shane C. Berthold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JESSICA LYNN SKINNER
MY COMMISSION EXPIRES
October 1, 2011
NOTARY SEAL
#07287608
JACKSON COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

CFO, FinOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

July 9, 2008

Mr. Shane Brethowr
Chief Compliance Officer
Lockton Financial Advisors, LLC
444 West 47th Street, Suite 900
Kansas City, MO 64112

RE: Lockton Financial Advisors, LLC
Annual Audit Filing Deficiency

Dear Mr. Brethowr:

FINRA is in receipt of the April 30, 2008, annual filing of audited financial statements for Lockton Financial Advisors, LLC made pursuant to Securities and Exchange Commission Rule 17a-5(d) (hereinafter "the Rule"). However, this audit report, as submitted, is deficient in that it did not contain the following:

An original (not a copy) Oath or Affirmation (Signed by a duly authorized officer, general partner, or proprietor of the member firm; and notarized) [SEC Rule 17a-5(e)(2)].

Based on the above referenced deficiencies, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the FINRA/NASD Manual under the section styled "*SEC Rules & Regulation T.*" We suggest that you review the manual and associated text with your independent accountant.

Pursuant to the provisions of FINRA/NASD Procedural Rule 8210, we request that you immediately send one copy of each of the items listed above to this office and your SEC Regional and Washington, DC Offices. Please note that your submissions must include a newly completed Annual Audit Report Form X-17A-5 Part III Facing Page, with relevant signatures, a copy of which is enclosed for your convenience.

Please respond to this matter by July 30, 2008. Should you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned at (816) 802-4734.

Sincerely,

Bryan J. Varvel

Bryan J. Varvel
Regulatory Coordinator

/cw

Enclosure [Form X-17A-5 Part III Facing Page]

120 West 12th Street Suite 800
Kansas City, MO 64105

t 816 421 5700
f 816 421 5029
www.finra.org

cc: Ms. Merri Jo Gillette
Regional Director
Midwest Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

KPMG, LLP
1000 Walnut Street, Suite 1000
Kansas City, M0 64112

END